Exhibit 99.1

NewGenIvf Signs Non-Binding Term Sheet for Potential Reverse Merger with COVIRIX

BANGKOK, Thailand, June 3, 2024 (GLOBE NEWSWIRE) -- NewGenIvf Group (NASDAQ: NIVF) (“NewGen” or the “Company”), a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments, today announced the execution of a non-binding term sheet (the “Term Sheet”) regarding a proposed reverse merger (the “Proposed Transaction”) with pharmaceutical company COVIRIX Medical Pty Ltd (“COVIRIX”).

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen commented, “I am excited to announce that we have executed a non-binding term sheet to pursue a proposed reverse merger with COVIRIX, a pharmaceutical company developing novel antiviral therapies. This potential transaction represents a compelling strategic opportunity with multiple synergies to create value for our shareholders. As companies operating in the healthcare space, combining forces will allow us to leverage our respective strengths and expertise. COVIRIX’s pipeline of antiviral treatments can complement our fertility services by supporting the pre and post-natal care of our patients. Additionally, our extensive network of licensed country distributors can help drive awareness and adoption of COVIRIX’s therapies. From a financial perspective, the proposed $6 million fundraising will fortify our balance sheet and provide growth capital to expand our operations. The increased scale and market capitalization of the combined entity is also expected to generate greater research coverage and trading liquidity. We are actively evaluating the terms of the potential reverse merger with COVIRIX, as well as the previously announced European Wellness Investment Holdings Limited opportunity. We are committed to maximizing shareholder value and will carefully select the optimal path in due course. I look forward to providing further updates as this strategic process unfolds.”

Dr Kumud Dhital, CEO of COVIRIX commented, “A global study of Upper Respiratory Tract Infections (URTIs) in 204 countries between 1990 to 2019 found a significant burden, with 17.2 billion recorded cases of URTIs in 2019 alone. Given that respiratory viruses account for over 80% of URTIs, there is a significant unmet medical need for a well-tolerated antiviral that can treat and prevent a wide range of respiratory diseases. COVIRIX Medical’s broad-spectrum repurposed drug targets and inhibits a host enzyme used by a wide range of respiratory viruses, including those with pandemic potential such as Avian Influenza and SARS-CoV-2. Through a patented repurposed formulation, it is administered via oral inhalation and directed immediately to the site of action in the lungs. COVIRIX Medical has already completed pre-clinical studies on SARS CoV-2 and its multiple variants with positive results. Subject to appropriate clinical trial results, it is anticipated that the drug may be used for prevention and treatment of other viral respiratory tract diseases.”

The Proposed Transaction

Pursuant to the Term Sheet, it is proposed that NewGen issue 102,890,000 of its ordinary shares to the shareholder(s) of COVIRIX or their respective nominees (the “COVIRIX Shareholders”) in exchange for 100% equity interest of COVIRIX, at a deemed price per share of US$6, representing an aggregate amount of US$617,340,000. Simultaneously, it is proposed that COVIRIX undertakes to introduce investors to raise US$6 million at US$6 per share for NIVF, in a form mutually acceptable to both NewGen and COVIRIX.

Following stockholder approval of the Proposed Transaction, COVIRIX Shareholders are expected to hold approximately 85.8% equity interest in NewGen. The Company expects to announce additional details regarding the Proposed Transaction when a definitive agreement is executed. The completion of the Proposed Transaction is subject to, among other matters, the completion of due diligence, the negotiation of a definitive agreement, obtaining adequate financing, satisfaction of the conditions negotiated therein, and approval of the Proposed Transaction by the board and stockholders, as and when applicable. There can be no assurance that a definitive agreement will be entered into or that the Proposed Transaction will be consummated on the terms or timeframe currently contemplated, or at all. Mr. Richard Li, who serves as Executive Director and Head of Corporate Development of COVIRIX and as an Independent Director of NewGen, will abstain from voting in any and all future decisions related to the Proposed Transaction.

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen Group and its management have over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

About COVIRIX Medical

COVIRIX Medical is a pharmaceutical company based in Melbourne, Australia. COVIRIX Medical’s mission is dedicated to repurpose and develop antiviral and anti-inflammatory drugs for treatment of Pulmonary Diseases (Respiratory Infections), including COVID-19, with existing small molecule antivirals uniquely administered via oral inhalation. COVIRIX Medical was founded by a team of renowned professionals with complementary expertise and decades of industry experience to deliver the company’s stated mission. COVIRIX Medical is managed by a team of professionals with complementary expertise and deep experience in healthcare, biotech, drug development, drug synthesis and testing, and investment banking.

The COVIRIX antiviral drug has demonstrated effectiveness against a number of SARS CoV-2 variants in extensive in-vitro studies. Its drug has a unique mechanism of action and is a broad-spectrum antiviral. Subject to appropriate clinical trial results, the same patented antiviral treatment is applicable to treating a wide range of viral respiratory diseases: (all types of) influenza including Avian Influenza, RSV, metapneumoviruses, seasonal coronaviruses, etc. COVIRIX Medical has responded to COVID-19 since the start of the COVID Pandemic in early 2020. While preparing for future mutations of the SARS CoV-2 virus, COVIRIX Medical is also readying for the inevitable next respiratory virus pandemic. To learn more about COVIRIX Medical, visit http://covirix.com/.The information contained on, or accessible through, COVIRIX Medical’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s or NewGenIvf Group’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s or NewGenIvf Group’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company or NewGenIvf Group operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in NewGenIvf Group’s Annual Report on Form 20-F and other documents filed or to be filed by NewGenIvf Group’s with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company and NewGenIvf Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com